Exhibit 5
10 April 2007
Letter to Optionholders of STATS ChipPAC Ltd.
Dear Colleagues,
VOLUNTARY CONDITIONAL CASH OFFER BY SINGAPORE TECHNOLOGIES SEMICONDUCTORS PTE LTD TO ACQUIRE ALL THE ISSUED SHARES AND AMERICAN DEPOSITORY SHARES OF STATS CHIPPAC LTD.
As you may now know, Singapore Technologies Semiconductors Pte Ltd (Offeror) offered to buy all of the outstanding ordinary shares of STATS ChipPAC Ltd. (Company) which it does not already own. On March 16, 2007, the Offeror advised that it sent a proposal to all holders of Options of the Company in respect of the Options (Options Proposal).
Options Proposal Settlement Procedures
On 9 April 2007, the Company entered into a letter agreement (Options Settlement Letter) with the Offeror in respect of the settlement of the payment to optionholders who accept the Options Proposal (Accepting Optionholder). In addition, the Offeror released a supplemental letter to all holders of Options and “Supplemental Questions and Answers for Optionholders of STATS ChipPAC Ltd” (FAQ) which clarifies the manner of payment and settlement of monies to Accepting Optionholders since payments made under the Options Proposal may be taxable under the laws of the countries to which Optionholders are subject. In some cases, withholding of amounts payable under the Options Proposal also may be required. Copies of the supplemental letter and the FAQ are attached to this letter.
Pursuant to the Options Settlement Letter, any amount to be withheld will be determined by the Company based on its normal policies and the information that it maintains on behalf of its employees. The Offeror will pay to the Company the amount to be withheld specified by the Company, which will be responsible for paying the withheld amount to the appropriate tax authorities. The Offeror will also issue checks payable to Accepting Optionholders to the Company for the Company to distribute to the optionholders. The checks will be for the option price to be received by an Accepting Optionholder net of any withholding amounts. Accordingly, the Company will dispatch the checks received from the Offeror to the Accepting Optionholders for the option price net of any applicable withholding amounts.
Restricted Stock Units Not Included
The Offeror’s Options Proposal and the Offeror’s cash tender offer for ordinary shares (including American Depositary Shares) does not include an offer for any of the Company’s Restricted Stock Units.
Circular Filed with SEC and SGX-ST
On March 30, 2007, the Company filed a Circular with the United States Securities and Exchange Commission (SEC) and the Singapore Exchange Securities Trading Limited (SGX-ST). In the Circular, the Company stated that the Independent Directors of the Company Ltd. Decided, due to the numerous variables associated with individual optionholders’ circumstances, to remain neutral with respect to the Options Proposal and recommend that Optionholders make their own decisions as to whether it would be in their best interests, in light of their individual circumstances, to accept or reject the Options Proposal.
Optionholders are urged to read the Circular carefully and in its entirety and in particular to consider the letter of advice in relation to the Options Proposal by Morgan Stanley Dean Witter (Asia) Pte and the factors taken into account by the Independent Directors in formulating their determinations and recommendations.

Copies of the Company’s Circular (which includes the Independent Director’s recommendation) are available free of charge at the SEC’s website at www.sec.gov, at the SGX-ST website at www.sgx.com or at our website at www.statschippac.com.
Timing
Optionholders should note that the Offeror has indicated that the Offer and the withdrawal rights of Optionholders will expire at 3:30 p.m. Singapore time, 3:30 a.m. New York City time, on Friday, April 13, 2007 or such later date(s) as may be announced from time to time by or on behalf of the Offeror.
Questions
Questions and requests for assistance may be directed to the Offeror’s Financial Adviser and Dealer Manager in Singapore at 1800 889-2638 (within Singapore) or +65 6889-2638 (from overseas) (9 a.m. to 6 p.m. Singapore time) or to the Offeror’s Information Agent in the United States +1 800 322-2885 (9 a.m. to 9 p.m. New York City time).
Responsibility Statement
The Directors of the Company (including those who have delegated detailed supervision of this communication) have taken all reasonable care to ensure that the facts stated and all opinions expressed in this communication are fair and accurate and that no material facts have been omitted from this communication, and they jointly and severally accept responsibility accordingly.

Yours sincerely,
/s/ Ng Tiong Gee
Ng Tiong Gee
Senior Vice President, Human Resources and Chief Information Officer